Exhibit 99.1

Immunocore Appoints Siddharth Kaul to its Board of Directors

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 9 June 2022) Immunocore Holdings plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today announces the appointment of Siddharth (Sid) Kaul as a non-Executive member of its Board of Directors, effective June 8, 2022. Sid will serve as a Class II director and also serve as a member of the Audit and Remuneration committees.

Sid is a seasoned finance professional with deep expertise within the life sciences industry. He retired as Group Treasurer and Head of Business Planning and Analysis at Novartis in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis’ Chief Financial Officer, Pharma Europe and Chief Financial Officer, Pharma U.S. Sid led the Novartis strategic review and spin-off of Alcon, Novartis’ eye care business.

Prior to joining Novartis, Sid spent two decades at Procter & Gamble, where he worked in a number of finance leadership roles across financial planning and analysis, strategic planning, and accounting and auditing in the United States and Japan. Sid holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Business Administration from Indiana University Bloomington.

Sir John Bell, Chairman of the Immunocore Board of Directors, said: “Sid’s wealth of experience will be invaluable to the Immunocore Board as we continue to focus on the commercial roll-out of our lead product KIMMTRAK® for the treatment of patients with metastatic uveal melanoma and advance our clinical pipeline in oncology and infectious diseases.”

Sid Kaul, Non-Executive Director of Immunocore, said: “Immunocore is truly at the forefront of innovation in the field of TCR therapeutics and has made tremendous progress with recent regulatory approvals of its lead product, KIMMTRAK, and the acceleration of its clinical development pipeline. I look forward to working closely with the Board and Senior Management Team as we continue to build upon this momentum.”

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About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK
T: +44 (0)1235 438600  |  www.immunocore.com
Registered in England no: 6456207  |  VAT No. GB 939 6694 55

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s business plan and strategy, the marketing and therapeutic potential of KIMMTRAK, and the advancement of the Company’s pipeline. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing COVID-19 pandemic and the Omicron variant on the Company’s business, strategy, clinical trials and financial position; Immunocore’s ability to maintain regulatory approval of KIMMTRAK including the timing or likelihood of expansion into additional markets or geographies; its ability to execute its commercialization strategy for KIMMTRAK; its ability to develop, manufacture and commercialize its other product candidates; commercial supply of KIMMTRAK or any future approved products, and launching, marketing and selling of KIMMTRAK or any future approved products; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 (215) 384-4781
E: ir@immunocore.com